UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32402 / December 27, 2016

In the Matter of	:
	:
DREYFUS/LAUREL TAX-FREE	:
MUNICIPAL FUNDS	:
c/o The Dreyfus Corporation	:
200 Park Avenue	:
New York, NY 10166	:
	:
(811-03700)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on August 8, 2016, and amendments on August 31, 2016, October 13, 2016, and October 25, 2016, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On November 28, 2016, a notice of filing of the application was issued (Investment Company Act Release No. 32373).[1] The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Robert W. Errett
Deputy Secretary

•
[1] A notice of applicant's application was included in the notice of applications for deregistration for September 2016 (Investment Company Act Release No. 32299). However, applicant subsequently amended the application on October 25, 2016 to correct an error in connection with the liquidation.